Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FORT TECHNOLOGY, INC. FOR THE YEAR ENDED DECEMBER 31, 2025

This annual management’s discussion and analysis (“MD&A”), prepared as of April 29, 2025, should be read in conjunction with the audited financial statements as at and for the year ended December 31, 2025, and related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS® Accounting Standards, hereafter “IFRS”) (collectively referred to as the “Financial Statements”). All amounts are stated in U.S. dollars (“USD” or “$”) unless otherwise indicated.

Statements in this MD&A that are not historical facts are “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. Readers are cautioned not to put undue reliance on forward-looking statements.

COMPANY OVERVIEW

We are an e-commerce consumer products goods (CPG) company focused on the assembly and sale of pest control products via the Amazon Marketplace utilizing both the Fulfillment by Amazon (“FBA”) and Fulfillment by Merchant (“FBM”) models. As at the date of this MD&A, we sell our products in the United Kingdom, France, Germany, and other European countries, and we plan to expand sales into the United States in the future, subject to receipt of applicable regulatory approvals.

We utilize internal methodologies to analyze sales data and patterns on Amazon in order to identify existing stores, niches and products with potential for development and growth, as well as maximizing sales of our existing proprietary products. We also rely on our own experience, know-how and familiarity with Amazon’s algorithm and the tools available through the FBA platform. In certain cases, we improve and scale products that we identify as having commercial potential.

The Company was incorporated on December 5, 2019 under the Business Corporations Act (British Columbia). Prior to the completion of the Share Purchase Agreement described below on July 7, 2025, the Company was a Capital Pool Company (“CPC”) within the meaning of the policies of the TSX Venture Exchange (“TSXV”). Following completion of that transaction, the Company became an operating business and changed its name to Fort Technology Inc. The Company’s common shares are listed on the TSXV under the symbol “FORT.V” and commenced trading on March 11, 2022. On April 10, 2026, our shareholders approved the continuation of the Company’s corporate existence from the Business Corporations Act (British Columbia) to the Business Corporations Act (Ontario).

The Company’s wholly-owned subsidiary, Fort Products Limited, was incorporated under the laws of England and Wales on November 25, 2005. Fort Products Limited is engaged in the sale of pest control products, primarily through Amazon marketplaces, under its proprietary brands, including Roshield, Entopest, Rempro and Birdgo.

On March 9, 2023, Fort Products Limited was acquired by Nexera Technologies Ltd (“Nexera”, formerly “Jeffs’ Brands Ltd”), a company incorporated in Israel and listed on the Nasdaq Capital Market under the symbol “NEXR”. Prior to the acquisition by Nexera, Fort Products Limited sold its products primarily in the United Kingdom. Since 2024, Fort Products Limited has expanded its sales to additional Amazon marketplaces in Europe.

On July 7, 2025, pursuant to a Share Purchase Agreement with Nexera, the Company acquired all of the issued and outstanding shares of Fort Products Limited. Additional details regarding this transaction are provided below.

Recent Transactions

Fort Technology Inc. Share Purchase Agreement

On February 6, 2025, we entered into the Share Purchase Agreement with Nexera and Fort Products Limited, pursuant to which, on the terms and subject to the conditions of the Share Purchase Agreement, Nexera sold all of the issued and outstanding shares of Fort Products Limited to us. The Acquisition closed on July 7, 2025. Pursuant to the Share Purchase Agreement, among other things, Nexera sold to us, all of the issued and outstanding common shares of Fort Products Limited, in consideration for 7,142,857 of our common shares and up to an additional 4,714,287 contingent right shares, each entitling the holding thereof to acquire one of our common shares for no additional consideration upon the achievement of certain pre-determined milestones, representing a post-closing equity interest in us of 75.02% (or up to 83.29% in the event of the full achievement of the milestones).

August 2025 Private Placement

On August 21, 2025, we closed a non-brokered private placement (the “August 2025 Private Placement”) of convertible debentures (the “August 2025 Convertible Debentures”) at a price of $1,452 per August 2025 Convertible Debenture for gross proceeds of $3,630,476. The August 2025 Convertible Debentures will mature on August 21, 2027, and bear interest at 10% per annum, payable quarterly with the first payment being for the period from August 21, 2025 to September 30, 2025. At the option of the holder, the principal amount of the August 2025 Convertible Debentures is convertible into units (each a, “August 2025 Unit”), at any time from August 21, 2025 until August 21, 2027 at a price equal to $1.862 per August 2025 Unit. Each August 2025 Unit is comprised of one common share and one common share purchase warrant of the Company (the “August 2025 Warrants”). Each August 2025 Warrant will entitle the holder thereof to acquire one additional common share at an exercise price of $1.862 per common share until August 21, 2030.

On December 31, 2025, we received irrevocable conversion notices from the holders of our August 2025 Convertible Debentures pursuant to which, immediately following the effectiveness of the listing of our common shares on Nasdaq, an aggregate principal amount of US $3,630,513 of the August 2025 Convertible Debentures then outstanding will be automatically converted into 1,949,794 August 2025 Units at the August 2025 Conversion Price.

The August 2025 Convertible Debentures, and the securities issuable upon conversion of the August 2025 Convertible Debentures, are subject to a holding period until December 22, 2025, in compliance with applicable Canadian securities laws and the rules of the TSXV. The net proceeds from the August 2025 Private Placement were used for general working capital requirements and a loan investment. For additional information, see “EEH Loan” below.

We engaged two finders (the “Finders”) in connection with the August 2025 Private Placement. In consideration for the services provided by the Finders, we paid to the Finders an aggregate of $155,074 and issued to the Finders 128,861 common share at a price of $1.862 per common share. Nexera acquired an aggregate of 1,100 August 2025 Convertible Debentures for gross proceeds of $1,597,653, representing approximately 858,031 common shares on conversion of the August 2025 Convertible Debentures. Mr. Asaf Itzhaik, a director of the Company, acquired an aggregate of 65 Convertible Debentures for gross proceeds of $94,437, representing approximately 50,718 common shares on conversion of the August 2025 Convertible Debentures.

EEH Loan

On August 8, 2025, we entered into a loan agreement with EEH Ventures Limited (“EEH”), which was amended on January 13, 2026 (as amended, the “EEH Loan Agreement”), for a loan of £2,000,000 (the “EEH Loan”). The EEH Loan accrues interest at a rate of 7.5% per annum, calculated on a simple interest basis. EEH is required to repay the EEH Loan, including all interest payable, within three years from the date of the EEH Loan Agreement. The Company will have the right, but not the obligation, to convert the outstanding principal amount and all interest accrued on the EEH Loan into 100% of the share capital of Wigan Topco Limited (“Wigan”) owned by EEH, which constitutes 35.8% of the outstanding share capital of Wigan. The EEH Loan was initially convertible into shares of EEH and the January 2026 amendment modified the conversion feature such that the EEH Loan is now convertible into shares of Wigan, which we believe is an attractive commercial opportunity, better aligned with our strategic objectives and is intended to enhance the potential economic value and strategic flexibility of our investment via the extension of the EEH Loan. Pursuant to the EEH Loan Agreement, Oxford Road Investments Limited (“Oxford”), an arm’s length third party company incorporated under the laws of England and Wales operating a business as an owner of an office building in London, United Kingdom and a subsidiary of EEH, granted the Company a charge over any and all funds, receivables, or other monetary recoveries received by Oxford from the sale, refinancing, or other disposition of its assets or undertakings, remaining after (i) full and final repayment of all amounts (including principal, interest, fees, and costs) owed to a senior lender of Oxford and (ii) payment of any other amounts required by law to have priority over our security. The Company and Oxford entered into a guaranty letter dated August 15, 2025.

Reverse Share Split

On October 1, 2025, the Company effected a one-for-seven (1-for-7) reverse share split of its issued and outstanding common shares (the “First Reverse Share Split”). As a result, every seven (7) shares of common shares issued and outstanding were combined into one common share.

On February 11, 2026, the Company effected a one-for-seven (1-for-2) reverse share split of its issued and outstanding common shares (the “Second Reverse Share Split”). As a result, every two (2) shares of common shares issued and outstanding were combined into one common share.

First Reverse Share Split and Second Reverse Share Split together will be called “the reverse Splits”.

All outstanding securities entitling their holders to purchase common shares of the Company were adjusted pursuant to their terms as a result of the Reverse Share Splits. The Reverse Share Splits did not affect the number of common shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these Consolidated Financial Statements to reflect the Reverse Share Splits.

Debt Settlement Agreement

On December 24, 2025, we entered into a debt settlement agreement with Nexera. Pursuant to the agreement, On December 31, 2025, we issued 1,700,801 common shares to Nexera in the aggregate fair value of approximately $2,463,000, in settlement of related party payable balance in which was included in Fort Products’ statement of financial position as of September 30, 2025.

Nexera Loan

On February 5, 2026, we entered into a loan agreement with Nexera, as amended on April 23, 2026, pursuant to which Nexera agreed to make available to us a loan of up to $450,000 (the “Nexera Loan”). The Nexera Loan bears interest at a rate of 14% per annum, calculated on a simple interest basis, and are repayable, together with all accrued and unpaid interest, on or before December 31, 2026. As of the date of this financial report, the outstanding Principal Amount is $225,000.

Loan from institutional investor

On April 9, 2026, we entered into a loan agreement with an institutional investor pursuant to which the institutional investor agreed to make available to us a loan of up to $450,000. The loan bears interest at a rate of 10% per annum, calculated on a simple interest basis, and are repayable, together with all accrued and unpaid interest, on or before December 31, 2027. As of the date of this financial report, the outstanding Principal Amount is $100,000.

Special General Meeting

On April 10, 2026, our shareholders approved all of the proposals presented at the Adjourned Special General Meeting of shareholders held on that date, including:

1.	the continuation of the Company’s corporate existence from the Business Corporations Act (British Columbia) to the Business Corporations Act (Ontario),

2.	the repeal of the Company’s existing bylaws and the adoption of a new By-Law No. 1, conditional upon the continuance of the Company into the Province of Ontario.

Selected annual information

	Year ended December 31
U.S. dollars in thousands (except per share data)	2025	2024

Revenues	10,846	9,875
Cost of revenues	9,767	8,226

Gross profit	1,079	1,649

Operating expenses:

Sales and marketing	1,158	656
General and administrative	1,177	326
Other expenses	4	139

Operating profit (loss)	(1,260)	528

Listing expenses	3,784	-

Financial income	(14)	-
Financial expenses	959	31
Financial expenses (income), net	945	31

Profit (loss) before taxes	(5,989)	497

Tax expense (benefit)	(159)	137

Net profit (loss) and total comprehensive profit (loss) for the year	(5,830)	360

Earnings (loss) per common share (basic and diluted)	(0.69)	0.05

Weighted average common shares outstanding (*)	8,388,212	7,142,857

Year ended December 31, 2025 compared to Year ended December 31, 2024 (U.S. dollars in thousands)

Revenues

Revenue for the year ended December 31, 2025 were $10,846, an increase of $971 or approximately 10%, compared to $9,875 for the year ended December 31, 2024. The increase is mainly attributable to the significant growth in sales volume of our Roshield and Entopest product lines. Driven by the aggressive approach taken by our management to focus on sales of those product line on the Amazon platform and the continued expansion into the European market. These increases were partially offset by a combined decrease in revenues of BirdGo and Rempro. In parallel to the growth of sales, average selling price per unit was slightly reduced which is attributable to ordinary-course commercial factors, including, but not limited to, changes in product mix resulting from higher sales volumes of lower-priced items, competitive pricing adjustments made in response to competitor’s pricing on the Amazon marketplace, targeted price reductions on certain products that we developed a lower cost alternative and promotion of new products or new markets (Europe).

Cost of revenues

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Purchases and changes in inventory	3,252	3,165
Sales fulfillment commissions	5,153	4,455
Freight	610	296
Storage	67	17
Wages, salaries and related expenses	561	210
Depreciation	46	-
Packing supplies	78	83
Total	9,767	8,226

Purchases of finished goods and changes in inventory for the year ended December 31, 2025, amounted to $3,252, compared to $3,165 for the year ended December 31, 2024, an increase of $87 or 2.7%. The increase derives from an increase in revenues.

Freight and storage expenses for the year ended December 31, 2025, amounted to $677, compared to $313 for the year ended December 31, 2024, an increase of $364 or 116%. The increase is mainly due to freight costs related to inventory transport from China, resulting from the Company’s decision to source goods from China, where manufacturing costs are lower, as opposed to the sourcing of such goods from local suppliers in the UK.

Sales fulfillment commissions for the year ended December 31, 2025, amounted to $5,153, compared to $4,455 for the year ended December 31, 2024, an increase of $698 or 15.6%. The increase is mainly attributable to the increase in sales and launching into new markets in Europe, where Amazon fees rates are higher than in UK.

Wages, salaries and related expenses for the year ended December 31, 2025, amounted to $561, compared to $210 for the year ended December 31, 2024, an increase of $351 or 167%. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in 2025, which became effective from the beginning of the year, increased the salary expenses allocated to cost of revenues.

Sales and Marketing expenses

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Advertising	823	640
Wages, salaries and related expenses	151	16
Consultants	184	-
Total	1,158	656

Sales and marketing expenses for the year ended December 31, 2025, amounted to $1,158, compared to $656 for the year ended December 31, 2024. The increase of $502, or 76.5% for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to an increase in advertising expenses on marketplace, which derives from the management approach to support growth of sales mainly when launching new products or in new territories, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025 (as described above) and expenses related to a consultant.

General and Administrative Expenses

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Directors’ fees	53	25
Wages, salaries and related expenses	43	-
Share-based compensation	150	-
Professional services	713	109
Maintenance	39	49
Depreciation	48	58
IT software and consumables	30	21
Other	101	64
Total	1,177	326

General and administrative expenses for the year ended December 31, 2025, amounted to $1,177, compared to $326 for the year ended December 31, 2024. The increase of $851, or 261% for the year ended December 31, 2025, as compared to the year ended December 31, 2024, is mainly attributable to higher audit and legal fees, increased compliance and reporting requirements, directors’ and officers’ insurance, share-based payment to directors, officers and service providers and additional professional and corporate governance services. In addition, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

Listing expenses

Our listing expenses for the year ended December 31, 2025, were $3,784. These expenses reflect the impact of the reverse recapitalization between Fort Technology Inc. and Fort Products Limited. The expenses relate to the reverse recapitalization with a capital pool company (CPC) and were recognized in accordance with IFRS. As a result, we recognized these expenses directly in the statements of profit or loss, consistent with the treatment of consideration paid for obtaining a stock exchange listing rather than for acquiring identifiable assets or businesses.

Finance expenses, net

Finance expenses, net for the year ended December 31, 2025, amounted to $945, compared to $31 for the year ended December 31, 2024. The increase of $914 in 2025, as compared to 2024, was primarily attributable to the remeasurement of the convertible loan receivable under the EEH Loan Agreement, as well as finance expenses related to the August 2025 Convertible Debentures, consisting mainly of interest expense and amortization of debt discount.

Three-month period ended December 31, 2025 compared to three-month period ended on December 31, 2024 (U.S. dollars in thousands)

Revenues

Revenue for the three-month period ended December 31, 2025 were $2,796, a decrease of $635 or approximately 18.5%, compared to $3,431 for the three-month period ended December 31, 2024. The decrease was primarily attributable to the timing of demand in the Company’s pest control markets, as weather-related variations in pest activity resulted in a portion of sales shifting from the fourth quarter of 2025 into the first quarter of 2026.

Cost of revenues

The following table discloses the breakdown of the cost of revenues for the periods set forth below:

	Three months ended December 31,
U.S. dollars in thousands	2025	2024
Purchases and changes in inventory	558	1,303
Sales fulfillment commissions	1,357	1,608
Freight	248	28
Storage	14	15
Wages, salaries and related expenses	205	67
Depreciation	22	-
Packing supplies	23	17
Total	2,427	3,038

Purchases of finished goods and changes in inventory for the three-months period ended December 31, 2025, amounted to $558 compared to $1,303 for the three-months period ended December 31, 2024, a decrease of $745 or 57.2%. The decrease derives from a decrease in revenues.

Sales fulfillment commissions for the three-months period ended December 31, 2025, amounted to $ 1,357, compared to $1,608 for the three-months period ended December 31, 2024, a decrease of $251 or 15.6%. The decrease is mainly attributable to lower sales in Europe, where Amazon fees rates are higher than in UK.

Freight and storage expenses for the three-months period ended December 31, 2025, amounted to $262, compared to $43 for the three-months period ended December 31, 2024, an increase of $219 or 511%. The increase is mainly due to freight costs related to inventory transport from China, resulting from the Company’s decision to source goods from China, where manufacturing costs are lower, as opposed to the sourcing of such goods from local suppliers in the UK.

Wages, salaries and related expenses for the three-months period ended December 31, 2025, amounted to $205, compared to $67 for the three-months period ended December 31, 2024, an increase of $138 or 206%. The increase is due to the change in the transfer pricing allocation method resulting from the new transfer pricing study conducted in 2025, which became effective from the beginning of the year, increased the salary expenses allocated to cost of revenues.

Sales and Marketing expenses

The following table discloses the breakdown of sales and marketing expenses for the periods set forth below:

	Three months ended December 31,
U.S. dollars in thousands	2025	2024
Advertising	208	209
Wages, salaries and related expenses	42	-
Consultants	99	12
Total	349	221

Sales and marketing expenses for the three-months period ended December 31, 2025, amounted to $349, compared to $221 for the three-months period ended December 31, 2024. The increase of $128, or 57.7% for the three-months period ended December 31, 2025, as compared to the three-months period ended December 31, 2024, is mainly attributable to the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025 (as described above) and expenses related to a consultant.

General and Administrative Expenses

The following table discloses the breakdown of our general and administrative expenses for the periods set forth below:

	Three months ended December 31,
U.S. dollars in thousands	2025	2024
Directors’ fees	23	6
Wages, salaries and related expenses	21	-
Professional services	361	60
Depreciation	-	26
IT software and consumables	12	2
Share-based compensation	140	-
Other	5	64
Total	562	158

General and administrative expenses for the three-months period ended December 31, 2025, amounted to $562, compared to $158 for the three-months period ended December 31, 2024. The increase of $404, or 256% for the three-months period ended December 31, 2025, as compared to the three-months period ended December 31, 2024, is mainly attributable to higher audit and legal fees, increased compliance and reporting requirements, directors’ and officers’ insurance, share-based payment to directors, officers and service providers and additional professional and corporate governance services. In addition, the change in the transfer pricing allocation method resulted from the new transfer pricing study conducted in 2025, as described above.

Finance expenses, net

Finance expenses, net for the three-months period ended December 31, 2025, amounted to $840, compared to finance income $13 for the three-months period ended December 31, 2024. The increase of $853 in the three-months period ended 2025, as compared to the three-months period ended 2024, was primarily attributable to the remeasurement of the convertible loan receivable under the EEH Loan Agreement amounted to $635, as well as finance expenses related to the August 2025 Convertible Debentures, consisting mainly of interest expense and amortization of debt discount amounted to $221.

Selected quarterly information

	Three-Month period ended
U.S. dollars in thousands	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Sales	2,796	3,127	2,299	2,624	3,431	1,985	1,913	2,546
Cost of sales	2,427	2,972	1,861	2,507	3,038	1,474	1,623	2,091
Sales & Marketing expenses	349	438	157	214	221	152	102	181
General and administrative expenses	545	387	125	120	158	71	57	40
Other Expenses	4	-	45	(45)	23	39	22	55
Listing Expenses	-	3,784	-	-	-	-	-	-
Finance expenses	822	103	12	22	(13)	20	13	11
Finance income	18	(32)	-	-	-	6	(1)	(5)
Net loss	(1,204)	(4,530)	72	(168)	(40)	219	74	107
Net (loss) profit per share	(0.12)	(0.48)	0.01	(0.02)	(0.01)	0.03	0.01	0.01

LIQUIDITY AND CAPITAL RESOURCES (U.S. dollars in thousands)

As at December 31, 2025, the Company had cash on hand of $605, compared to $546 as at December 31, 2024. Working capital increased to $3,358 as at December 31, 2025, from $1,251 as at December 31, 2024.

For the year ended December 31, 2025, the Company incurred a net loss of $5,830 and used $1,233 in cash flows from operating activities. The net loss for the year ended December 31, 2025 was mainly attributable to the non-recurring listing expenses related to the reverse capitalization transaction completed during 2025. The Company reported a net income for the year ended December 31, 2024.

The Company expects to continue funding its operations through cash generated from operations and, if required, through financial support from its parent company, Nexera. In assessing the Company’s liquidity, management considered Nexera’s ability to provide support to the Company, if needed, through intercompany loans and/or equity contributions.

Management believes that the Company’s existing cash resources, together with expected operating cash flows and access to support from Nexera, will be sufficient to fund the Company’s operations and satisfy its obligations as they become due for at least the next twelve months.

Changes in Cash Flow (U.S. dollars in thousands)

During the year ended December 31, 2025, the Company’s overall position of cash and cash equivalents increased by $59 compared to an increase of $336 in the same period in 2024. This increase in cash can be attributed to the following:

a)	Cash used in operating activities during the year ended December 31, 2025 was $1,233, compared to net cash provided by operating activities of $523 in the same period in 2024. The change was primarily attributable to higher operating costs and increased working capital requirements in 2025. Revenue grew during the year, but at a lower rate than cost of revenues, which reflected, among other factors, higher freight and storage costs, increased sales fulfillment commissions and higher salary allocations to cost of revenues. Operating cash flows were also affected by higher sales and marketing expenses associated with the Company’s expansion into European Amazon stores and new product launch, as well as higher general and administrative expenses following the reverse capitalization transaction, after which the Company ceased to operate as a capital pool company and began operating as a public company with an active business. These factors were partially offset by non-cash adjustments included in the reconciliation of net loss to net cash used in operating activities.

b)	Cash used in investing activities during the year ended December 31, 2025 was $2,135, compared to $132 in the same period in 2024. The increase was primarily attributable to the investment in convertible loan receivable under the EEH Loan Agreement during 2025, partially offset by changes in short-term deposits.

c)	Net cash provided by financing activities during the year ended December 31, 2025 was $3,410, compared to net cash used in financing activities of $59 in the same period in 2024. The increase was primarily attributable to net proceeds from the issuance of convertible debentures in 2025. Financing activities in 2025 also included proceeds from the exercise of warrants and a net cash increase resulting from the reverse capitalization transaction, partially offset by lease payments.

No History of Dividends

Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its operations and execute on growth plans.

SUBSEQUENT EVENTS (U.S. dollars in thousands)

Subsequent to December 31, 2025, the Company completed a number of corporate, financing and operational actions.

On January 13, 2026, the Company entered into an amendment to its convertible loan agreement with EEH Ventures Ltd. Under the amendment, the option to provide an additional loan of £1.0 million was cancelled. In addition, the conversion mechanism of the existing loan was modified. Instead of a right to convert the outstanding loan into 19.9% of EEH’s fully diluted share capital, the Company obtained the right, upon conversion of the loan, to receive all of EEH’s holdings in Wigan Topco Limited, representing 35.8% of the issued share capital of Wigan.

On January 28, 2026, Fort Products Limited entered into a new lease agreement in respect of its UK warehouse facility, following the expiry of the previous lease agreement in February 2025. The new agreement provides for annual rent of £44 thousand (approximately $60 thousand), payable quarterly.

On February 5, 2026, the Company entered into a loan agreement with Nexera providing for a loan of up to $450. Amounts drawn under the facility bear interest at a rate of 14% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, on or before December 31, 2026. As of the date of this MD&A, the outstanding principal amount under this facility was $225.

On February 18, 2026, the Company effected a 1-for-2 reverse share split of its common shares.

On April 9, 2026, the Company entered into a loan agreement with Capitalink Ltd. providing for a loan of up to $450. Amounts drawn under the facility bear interest at a rate of 10% per annum, calculated on a simple interest basis, and are repayable, together with accrued and unpaid interest, on or before December 31, 2026. As of the date of this MD&A, the outstanding principal amount under this facility was $100.

On April 10, 2026, the shareholders of the Company approved the continuance of the Company from the Business Corporations Act (British Columbia) to the Business Corporations Act (Ontario).

At the same meeting held on April 10, 2026, the shareholders also approved the repeal of the Company’s existing bylaws and the adoption of a new By-Law No. 1, conditional upon the continuance of the Company into the Province of Ontario.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than short-term lease arrangements that are not recognized on the statement of financial position in accordance with IFRS 16.

TRANSACTIONS WITH RELATED PARTIES (U.S. dollars in thousands)

During the year ended December 31, 2025, the Company entered into transactions with related parties in the normal course of business. These transactions consisted primarily of management and support services provided by Nexera, directors’ fees, professional services provided by the Company’s CEO and CFO, and interest expense on convertible debentures held by related parties.

Management fees charged by Nexera totaled $390 in 2025, of which $193 was included in cost of revenues, $151 in sales and marketing expenses and $46 in general and administrative expenses. In 2024, management fees charged by Nexera totaled $37 and were included in other expenses. The agreement governing these services was amended on June 10, 2025 to extend its term to March 9, 2026 and to provide for automatic renewal unless terminated in accordance with its terms.

Directors’ fees amounted to $53 in 2025, compared to $148 in 2024. Professional services provided by the Company’s CEO and CFO amounted to $59 in 2025.

In connection with the August 2025 issuance of convertible debentures, Nexera acquired convertible debentures in an aggregate amount of approximately $1.6 million. In addition, one of the Company’s directors acquired convertible debentures in an amount of approximately $94 on the same terms as the other participants. Interest expense on convertible debentures held by related parties amounted to $103 in 2025.

As of December 31, 2025, balances with related parties included trade payables of $46, other payables of $43, related party payables of $152 and convertible debentures of $1,457. As at December 31, 2024, balances with related parties included trade payables of $198 and related party payables of $1,775.

Changes in Accounting Policies Including Initial Adoption

There were no changes in the Company’s accounting policies during the year ended December 31, 2025, other than those disclosed in the audited annual financial statements.

A number of new IFRS Accounting Standards and amendments to standards and interpretations have been issued but are not yet effective for the year ended December 31, 2025, and have not been early adopted by the Company. The Company does not expect the adoption of these new and amended standards to have a material impact on its financial statements, except that IFRS 18, Presentation and Disclosures in Financial Statements, may affect the presentation and disclosure of items in the Company’s financial statements in future periods.

FINANCIAL INSTRUMENTS (U.S. dollars in thousands)

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, other receivables, a convertible loan receivable, trade payables, other payables, a loan commitment liability, related party payables, lease liabilities and convertible debentures. Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost:

	As of December 31,
U.S. dollars in thousands	2025	2024
Financial assets
at amortized cost	910	713
at FVTPL	2,285	-
Total financial assets	3,195	713

Financial liabilities
at amortized cost	4,441	2,780
Total financial liabilities	4,441	2,780

(*)	Financial liabilities include a loan commitment liability was initially recognized at fair value and is subsequently measured in accordance with IFRS 9 in the amount $258.

The convertible loan receivable and the loan commitment liability are measured at fair value through profit or loss and are classified within Level 3 of the fair value hierarchy. The Company’s remaining financial instruments are measured at amortized cost. Management believes that the carrying values of the Company’s financial instruments measured at amortized cost approximate their fair values.

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which oversees the Company’s funding requirements and liquidity position. The Company manages liquidity risk by monitoring forecast and actual cash flows, maintaining adequate cash resources and reviewing the maturity profile of its financial assets and liabilities.

The Company’s liquidity risk is managed in conjunction with its broader capital resources planning. In assessing liquidity, management also considers the availability of financial support from Nexera, if required. Additional discussion regarding the Company’s liquidity position is provided under “Liquidity and Capital Resources.”

Foreign currency risk management

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign exchange rates. The functional currency of the Company and its subsidiaries is the U.S. dollar (“USD”). The Company is exposed to foreign currency risk primarily in relation to transactions and balances denominated in Great British Pounds (“GBP”), Euros (“EUR”) and, Canadian dollars (“CAD”).

A summary of the GBP, EUR and CAD exchange rates against the USD is as follows:

Currency	December 31, 2025	December 31, 2024
UDS/GBP	0.74359	0.79572
USD/GBP Average	0.75931	0.78242
UDS/EUR	0.85169	0.95995
USD/ EUR Average	0.88674	0.92419
UDS/CAD	1.37056	1.43835
USD/CAD Average	1.39723	1.36946

Credit Risk

Credit risk arises principally from the Company’s cash balances and trade receivables. The company’s main customer is Amazon and therefore, management believes that credit risk is limited. The Company has not experienced material credit losses historically.

Foreign Exchange Rate and Interest Rate Risk

The Company is not exposed to any significant foreign exchange rate or interest rate risk.

Disclosure of Outstanding Share Data

Common Shares
Issued & Outstanding as at December 31, 2024	2,021,429
Shares issued to Nexera Technologies Ltd on July 7, 2025	7,142,857
Shares issued to Entrepreneurs on July 7, 2025	357,111
Shares issued to Nexera Technologies Ltd on December 31, 2025	1,700,801
Shares issued following exercise of agent options	11,259
Shares issued to Consultants in 2025	128,861
Total Issued & Outstanding as of December 31, 2025	11,362,318

Convertible Securities	Exercise Price		Expiry Date
Convertible Debt			August 21, 2030	1,949,794
Convertible Debenture Warrants	US$	0.133	August 21, 2030	1,949,794
Contingent Right Shares			July 7, 2029	4,714,287
Restricted Share Units (RSU)				310,714
Agent Stock Options	CAD$	1.40		10,170
Stock Options	CAD$	1.40		41,428
Fully Diluted Share Capital				20,338,505

RISKS

Risks Related to Our Businesses, Strategies, Technology, and Industry

●	Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

●	We will require additional capital to fund our operations. Failure to obtain this necessary capital if needed may force us to delay, limit, or terminate our product development efforts or other operations.

●	We face risks regarding our ability to compete in the pest control industry in the future.

●	We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

●	We are heavily dependent on the success of its pest control products, for which we do not hold any patents. We cannot give any assurance that any of our current or future pest control products will receive regulatory approval in additional markets, which is necessary before they can be commercialized.

●	Our e-commerce operations are reliant on Amazon and FBA/FBM and changes to Amazon, Amazon’s services and their terms of use may harm our business.

●	Our business depends on our ability to build and maintain strong product listings on e-commerce platforms.

●	We currently have no marketing or sales staff and relies in large part on the Amazon Marketplace search mechanism to source new customers.

●	If we fail to acquire new customers or retain existing customers, including end customers with respect to sales generated using the FBA or FBM model, or fail to do so in a cost-effective manner, we may not be able to achieve profitability.

●	If we fail to offer high-quality customer support, our business and reputation may suffer.

●	Potential growth of our businesses is based on international expansion, making us susceptible to risks associated with international sales and operations.

●	Our business, including our costs and supply chain, is subject to risks associated with sourcing, importing and warehousing.

●	Our eCommerce operation’s operating results are subject to seasonal fluctuations.

Risks Related to Our Pest Control Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements.

●	We will need to expand its organization and as such we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt its operations.

●	We may not be successful in its efforts to identify, or market additional pest control products.

●	The use of any of our pest control products could result in product liability or similar claims that could be expensive, damage our reputation and harm its business.

●	If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

●	The regulatory approval processes of the EPA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for its pest control products, our business will be substantially harmed.

Risks Related to Third Parties

●	We rely on third parties to manufacture our pest control products.

●	Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as its reputation and brand.

●	Our eCommerce operations, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

●	Our dependence on third parties to provide overseas transportation and domestic distribution services may impact the delivery and quality of our transportation and logistics services, and any disruption to these services could result in a disruption to our business, negative publicity, and a slowdown in the growth of our customer base, materially and adversely affecting our business, financial condition, and results of operations.

●	Our eCommerce operations rely on data provided by third parties, the loss of which could limit the functionality of its platforms, cause us to invest in the wrong product or disrupt its business.

●	Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and practices, could damage our reputation and brands and substantially harm our business and operating results.

Risks Related to our Intellectual Property

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

●	We may not be able to protect our intellectual property rights throughout the world

●	The inability to acquire, use or maintain our trademarks and domain names for our sites could substantially harm our business and operating results.

●	Intellectual property rights do not necessarily address all potential threats.

Risks Related to Commercialization of our Pest Control Products

●	If the market opportunities for our existing or future pest control products are smaller than we believe they are, our revenue may be adversely affected, and its business may suffer.

●	We face intense competition and the possibility that its competitors may source, develop or commercialize pest control products that are similar, more advanced or more effective than our products, which may adversely affect our financial condition and its ability to successfully commercialize its products.

●	Any significant disruption in service on our websites or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

●	Our eCommerce operations’ efforts to acquire or retain customers, and our efforts to sell new products or increase sales of its existing products, may not be successful, which could prevent us from maintaining or increasing sales and achieving profitability.

●	Our eCommerce operations are subject to risks related to online payment methods.

●	We may not accurately forecast revenues, profitability and appropriately plan its expenses.

Risks Related to Legal and Regulatory Matters

●	We may be subject to general litigation, regulatory disputes and government inquiries.

●	A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

●	If our products experience any recalls, product liability claims, or government, customer or consumer concerns about product safety, our reputation and operating results could be harmed.

●	Any failure by us or our vendors to comply with product safety, labor or other laws, or our standard vendor terms and conditions, or to provide safe factory conditions for our or their workers may damage our reputation and brand and harm our business.

●	We are subject to U.S. governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

●	In Europe, where we expanded our business operations as part of our growth, the data privacy and information security regime continues to evolve and is subject to increasing regulatory scrutiny.

●	Even following receipt of any regulatory approval for our pest control products, we will continue to be subject to regulation of our advertising practices.

●	Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

Risks Related to our International Operations

●	Conditions in Israel may affect our operations.

●	Exchange rate fluctuations between foreign currencies and the U.S. Dollar may negatively affect our earnings.

Risks Related to Our Status as a Public Company and Ownership of our Common Shares

●	Our executive officers, directors and principal shareholders will maintain the ability to exert significant control over matters submitted to our shareholders for approval.

●	There has been no prior public market in the United States for our common shares, and an active trading market in the United States may not develop. Our securities will be traded on more than one market or exchange and this may result in price variations.

●	If our existing shareholders sell common shares, either on the TSX Venture Exchange or Nasdaq, after our anticipated listing, the market price of our common shares could decline.

●	Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our common shares.

●	Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

●	We will incur significant increased costs as a result of the listing of our securities for trading on Nasdaq.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

Risks Related to Our Businesses, Strategies, Technology, and Industry

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our quarterly, year-to-date and annual expenses as a percentage of our revenues may differ significantly from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our share price to fall. Each of the following factors, among the other risks described herein, may affect our operating results:

●	our ability to penetrate the pest control industry with our products;

●	our ability to generate revenue from our products;

●	the amount and timing, of operating costs and capital expenditures related to the maintenance and expansion of our businesses, and operations;

●	our focus on long-term goals over short-term results;

●	the global economic situation; and

●	seasonal fluctuations that impact the demand for pest control products.

Liquidity

During the year ended December 31, 2025, the Company incurred a net loss of $5,830 and cash flows used in operating activities were $1,233. As of December 31, 2025, the Company had an accumulated deficit of $4,426.

The net loss for the year ended December 31, 2025 was mainly attributable to the non-recurring listing expenses related to the reverse capitalization transaction (see Note 3). The Company reported net income for the year ended December 31, 2024.

The Company intends to continue to finance its operating activities through revenues generated from its operation and, if required, through financial support from its parent company, Nexera. In assessing the Company’s liquidity, management considered Nexera’s ability to provide support to the Company, if needed, through intercompany loans and/or equity contributions.

Based on the foregoing, management believes that the Company’s cash on hand, together with expected cash flows from operations and financial support available from Nexera, will be sufficient to support the Company’s operations and meet its obligations as they fall due for a period of at least twelve months from the date of approval of these financial statements. Accordingly, these financial statements have been prepared on a going concern basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.